

August 26, 2013

<u>Via E-mail</u>
Joel Ackerman
Chief Executive Officer
Champions Oncology, Inc.
One University Plaza, Suite 307
Hackensack, NJ 07601

  Re: **Champions Oncology, Inc.**
     Preliminary Proxy Statement on Schedule 14A
     Filed August 16, 2013
     File No. 000-17263

Dear Mr. Ackerman:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

      Sincerely,

      /s/ Daniel Greenspan for

      Jeffrey P. Riedler
      Assistant Director